1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 12, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/06/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/05/18: Related information regarding the purchasing of SKIT Multi-Strategy Arbitrage Fund III for NT$30,000,000

2.	Announcement on 2007/05/18: Related information regarding the purchasing of SKIT Multi-Strategy Arbitrage Fund V for NT$30,000,000

3.	Announcement on 2007/05/21: To clarify the report that Chunghwa is to enhance cooperation with Microsoft in IPTV

4.	Announcement on 2007/05/22: Chunghwa Telecom and Microsoft Formed Strategic Alliance

5.	Announcement on 2007/05/23: To clarify the report that Chunghwa was fined by The National Communications Commission (NCC) for presale of FTTx services

6.	Announcement on 2007/05/29: To clarify the report regarding the insider trading in acquisition of Senao’s common shares

7.	Announcement on 2007/05/29: To clarify the report that Chunghwa Telecom violated labor regulation when calculating overtime payment without counting in whole-attendance bonus

8.	Announcement on 2007/05/29: To clarify the report regarding the investigation of insider trading in acquisition of Senao’s common shares

9.	Announcement on 2007/06/06: The procurement for Wi-Fi value-added service application platform and other devices totaled NT$569,800,000

10.	Announcement on 2007/06/11: Chunghwa Telecom announced its revenues of NT$15.3 billion for May 2007

11.	Announcement on 2007/06/11: May 2007 sales

EXHIBIT 1

Related information regarding the purchasing of SKIT Multi-Strategy Arbitrage Fund III for NT$30,000,000

Date of events: 2007/05/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): SKIT Multi-Strategy Arbitrage Fund III

2. Date of occurrence of the event: 2007/05/18

3. Volume, unit price, and total monetary amount of the transaction: 2,892,179.55 Units; NT$10.3728; NT$30,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shin Kong Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 2,892,179.55 Units; NT$30,000,000; 9%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.56%; 2.93%; NT$70,360,251,753

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.3728

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: NA

18. Any other matters that need to be specified: None

EXHIBIT 2

Related information regarding the purchasing of SKIT Multi-Strategy Arbitrage Fund V for NT$30,000,000

Date of events: 2007/05/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): SKIT Multi-Strategy Arbitrage Fund V

2. Date of occurrence of the event: 2007/05/18

3. Volume, unit price, and total monetary amount of the transaction: 2,879,907.84 Units; NT$10.417; NT$30,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shin Kong Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 2,879,907.84 Units; NT$30,000,000; 10%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.56%;2.93%; NT$70,360,251,753

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.417

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: NA

18.Any other matters that need to be specified: None

EXHIBIT 3

To clarify the report that Chunghwa is to enhance cooperation with Microsoft in IPTV Date of events: 2007/05/21 Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2007/05/21

3. Content of the report: Chungwha Telecom Chairman Tan Hochen, and Microsoft Chairman Bill Gates have represented the two companies to sign Memorandum of Understanding after Microsoft CEO Summit 2007 was held in Seattle.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa and Microsoft will hold a press conference on May 22 in Taipei to announce the strategic alliance project.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom and Microsoft Formed Strategic Alliance

Date of events: 2007/05/22

Contents:

1. Date of occurrence of the event: 2007/05/22

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom and Microsoft today announced a strategic partnership. The proposed cooperation covers Services for Cross-Strait Small and Medium Enterprises, Digital Life, NGOSS, and the narrowing of digital gap in Taiwan.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

To clarify the report that Chunghwa was fined by The National Communications Commission (NCC) for presale of FTTx services

Date of events: 2007/05/23

Contents:

1. Name of the reporting media: United Daily News

2. Date of the report: 2007/05/23

3. Content of the report: The Company was fined NT$600,000 by the NCC for presale of FTTx services before the NCC ratified the official tariff.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: None

6. Countermeasures: The Company will follow the telecom regulations and obtain permissions from the regulatory authorities to launch new services hereafter.

7. Any other matters that need to be specified: None

EXHIBIT 6

To clarify the report regarding the insider trading in acquisition of Senao’s common shares

Date of events: 2007/05/28

Contents:

1. Name of the reporting media: United Evening News

2. Date of the report: 2007/05/28

3. Content of the report: The director-general of labor union of Chunghwa, Hsu-Chung Chang, said the proposal for acquisition of Senao’s common shares was discussed in the interim meeting of the Board last Nov. The attending directors falsified the meeting minute to bury the evidence.

4. Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: In the 7th interim meeting of the company’s 4th Board, the attending directors approved with no dissent opinion not to discuss the proposal for investment and the report regarding falsifying the meeting minute to bury the evidence is not true.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

To clarify the report that Chunghwa Telecom violated labor regulation when calculating overtime payment without counting in whole-attendance bonus

Date of events: 2007/05/28

Contents:

1. Name of the reporting media: United Evening News

2. Date of the report: 2007/05/28

3. Content of the report: The over-time payment was not included in the calculation of whole-attendance bonus is deemed as a viollation to the regulation of Labor Standards Law.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The whole-attendance bonus can not be classified as a regular payment since it is awarded only upon whole-attendance without personal or sick leave. As for the over-time work, the Company pays over-time payment accordingly.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

To clarify the report regarding the investigation of insider trading in acquisition of Senao’s common shares

Date of events: 2007/05/29

Contents:

1. Name of the reporting media: United Daily News

2. Date of the report: 2007/05/29

3. Content of the report: The company was investigated by District Attorney for insider trading in acquisition of Senao’s common shares.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company invested in Senao according to the resolution of the Board meeting on 2006/12/26 and completed the project through public tender offer on 2007/1/15. There should have been no insider trading involved.

6. Countermeasures: The company will cooperate with the authority’s and the judiciary’s investigation.

7. Any other matters that need to be specified: None

EXHIBIT 9

The procurement for Wi-Fi value-added service application platform and other devices totaled NT$569,800,000

Date of events: 2007/06/06

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Wi-Fi value-added service application platform and other devices

2. Date of the occurrence of the event: 2006/06/07~2007/06/06

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of devices, total transaction price was NT$569,800,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Syscom Computer Engineering Co.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contracts

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom materials

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom announced its revenues of NT$15.3 billion for May 2007

Date of events: 2007/06/11

Contents:

1. Date of occurrence of the event: 2007/06/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenue for May 2007 was NT$15.3 billion. The unaudited accumulated income from operations for January to May was NT$26.1 billion, net income was NT$19.8 billion and EPS was NT$2.05.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom

June 11, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
May	Invoice amount	17,228,080	17,204,005	24,075	0.14%
Jan - May	Invoice amount	87,493,649	85,927,767	1,565,882	1.82%
May	Net sales	15,304,407	15,010,567	293,840	1.96%
Jan - May	Net sales	76,453,376	75,119,536	1,333,840	1.78%

b Trading purpose : None